UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Press Release

On August 26, 2026, Fort Technology Inc. (the “Company”) issued a press release entitled “Fort Technology Closes Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Annual General and Special Meeting Results

On August 28, 2026, the Company held its annual general and special meeting of shareholders. On August 28, 2026, the Company issued a press release entitled “Fort Technology Announces AGSM Results,” announcing the results of the meeting and filed such release on SEDAR+. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled: “Fort Technology Closes Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company”
99.2	Press release titled: “Fort Technology Announces AGSM Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: August 28, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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